

February 3, 2011

Mr. David R. Koos
Chief Executive Officer
Entest Biomedical, Inc.
4700 Spring Street, Suite 203
La Mesa, California 91942

Re: Form 10-K/A for the Fiscal Year Ended August 31, 2010
Filed December 23, 2010
Form 8-K filed January 11, 2011
File No. 333-154989

Dear Mr. Koos:

     We have completed our review of your filings and do not have any further comments at this time.

                                          Sincerely,

                                          /s/ Ryan C. Milne for

                                          Tia Jenkins
                                          Senior Assistant Chief Accountant
                                          Office of Beverages, Apparel and
                                          Health Care Services